Exhibit 99.2

Camac Partners Condemns Forte Biosciences’ Seemingly Defensive and Unjustifiable Capital Raise

Fears the Board has Diluted Shareholders for Self-Serving Purposes Following the Emergence of Four 13D Filers, Suggesting the Directors Have Potentially Breached Their Fiduciary Duties

Notes the Company Trades at a ~40% Discount to Cash

Urges the Board to Reverse Course and Return Capital to Long-Suffering Shareholders – or Risk Facing Action from Camac

NEW YORK, August 17, 2022 /-- Camac Partners, LLC (together with its affiliates, "Camac" or “we”), which is one of the largest shareholders of Forte Biosciences, Inc. (Nasdaq: FBRX) (“Forte” or the “Company”), today expressed concerns regarding the Company’s sizable trading price discount relative to its cash on hand and the Board of Directors’ (the “Board”) decision to conduct a highly dilutive equity capital raise following the emergence of four separate Schedule 13D filers.

Eric Shahinian, founder and managing member of Camac, commented:

“Since Forte’s initial public offering, the Company’s share price has declined approximately 95%. We believe shareholders have lost all confidence in Forte due to the Board and management’s failure to establish a sensible capital allocation strategy, as well as inexcusable lapses in governance. We understand why the Company now trades at an approximately 40% percent discount to its roughly $45 million in cash. To make matters worse, following the emergence of four separate 13D filers that independently possess significant concerns, the Board has conducted a dilutive capital raise at a massive discount to cash that we view as defensive and without a justifiable business purpose. Rather than take such a brazen step that permanently impairs investors, the Board should consider how to return capital to the Company’s long-suffering shareholders.

We are now putting the Board on notice that Camac is prepared to take any and all actions to protect its investment, which could include initiating litigation against the directors and garnering support from fellow shareholders to remove all directors for cause pursuant to section 20(b) of the Company's bylaws. It seems to us that the Board is more focused on entrenchment than honoring its fiduciary duties. If that is not the case, the Board should promptly announce a plan to return capital to shareholders."

About Camac

Camac is a private investment firm founded in 2011. Camac focuses on extremely mispriced assets in discrete pockets of opportunity. Camac prides itself on its unique sourcing, flexible mandate, and constant focus on non-competitive opportunities. Its investments are long term in nature and focused on compounding capital over several decades rather than months or years.

Contacts

Longacre Square Partners
Greg Marose / Kate Sylvester, 646-386-0091
gmarose@longacresquare.com / ksylvester@longacresquare.com